FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

April 8, 2008

Item 3: News Release:

A news release dated and issued on April 8 , 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CANALASKA URANIUM WINTER DRILLING UPDATE

Item 5: Full Description of Material Change:

Vancouver, Canada, April 8th, 2008 – CanAlaska Uranium Ltd. (CVV – TSX.V) is pleased to announce extended drilling at its Cree East and Lake Athabasca projects during April, due to cool weather conditions and developing targets.

Since January, the Company has undertaken drilling operations on three projects.  Early drilling on a land-based target at the Key Lake Project, situated 10 km south of the Key Lake mine site intersected uranium stringer mineralization in a sheared graphitic host (see News Release February 29 2008).  This significant uranium mineralization shows the typical hematitic alteration associated with basement hosted mineralization elsewhere in the Athabasca, and will require further drilling to determine continuity and extent.  No assay results are available at this time, but radiometric U3O8 values are significant.  Drilling on this target can be further conducted under summer conditions.

Cree Lake Drill

In February, the Company started drill programs at Johnston Island on its Lake Athabasca Project, just south of the historic Gunnar uranium mine, and at Cree Lake on its Cree East Project, in the SE of the Athabasca Basin (See News Release Feb 27 2008).  On each of these projects the Company had expected to complete between five and seven drill holes, testing specific multi-dimensional targets.  The drill season generally finishes in early April. However, continued cold weather conditions is prolonging the season and allowing the Company further time to test these significant targets.

At Cree Lake, where the Company is operating on behalf of the participants in Korean Consortium (see News Release  Oct 12 2007), only two drill holes have been completed to the unconformity, principally due to extensively-altered ground conditions and drilling delays.  We have successfully drilled across a typical hydrothermally-altered, dissolution zone with zones of significant hematization and intersected sheared graphitic and highly sulphide-replaced basement rocks.  Delays were experienced with this drilling following the abandonment of the first hole on the target, and the arrival of larger diameter drill pipes.  The larger diameter drilling was required to be able to retrieve samples of the broken and altered rock.  Additional holes are planned for this zone and three other zones during summer conditions.

Crew pickup Johnston island

The second target at Cree Lake has experienced similar drilling challenges due to unconsolidated material in the upper layers of the Athabasca sandstone.  There have been two aborted drill holes, one due to a complete hole collapse and unconsolidated white clays and sand intrusion up the drill stem.  A 100 metre step-out hole on this site has intersected the basement in the past days, and radiometric down-hole surveying has noted small zones of up to 250 cps.  A further drill hole has now been commenced within the target zone.

In the vicinity of Johnston Island, the Company has completed five holes at three targets.  Two of these holes targeted uranium mineralization in basement hosted intrusive rocks, similar to the nearby Gunnar Mine geology.  Both encountered silicified and chloritised granite, similar to the Gunnar granite alteration.  In LAA0010, this alteration was accompanied by fine pyrite disseminated and in chloritic veinlets.  Surface surveys will continue over the summer to follow up on this drill information, as well as on the summer 2007 surface sampling results, which showed multiple zones of high count surface radiometrics.  In summary, there exists the presence of much alteration and suitable host rocks, but additional target refinement needs to be undertaken before drilling the next hole.

The second target near Johnston Island is in the vicinity of historic short holes, several of which intersected mineralized zones with up to 0.5 % U3O8 over 0.5 metre.  Deep water conditions precluded an angle hole in this situation, but a vertical drill hole successfully intercepted altered basement  after passing through less than one metre of overlying Athabasca sandstone.  Clay alteration and hematization was noted.  This area is exposed to moving ice conditions, and the drill was moved to the third site, where this is less prevalent.  Additional drilling is planned for early next season.

Cree Lake Drill

The third target south of Johnston Island has been tested with two drill holes to-date.  In this area, a very prominent geophysical target has now been shown as related to a large local uplift in the unconformity.  The unconformity was intercepted at different heights in each hole at 98 and 109 metres below the surface.  This is approximately 150 metres above the assumed local basement level.  Hematization was observed in the lower sandstone.  The basement contains hydrothermal clay alteration and hematization together with sections of several metres of intense fracturation to a depth of 70 metres in LAA0012 and 205 metres in LAA0013.

The drill has now been moved to the fourth target, where the unconformity is expected to be intercepted at 50-70 metres depth.  This hole is in the vicinity of areas where surface sandstone alteration is dominated by dravite and silica replacement, and where airborne and surface geophysics has determined a conductive target in the sandstone host.

In conclusion, drilling has been slow, due to extreme winter conditions, mechanical breakdowns, logistics and technical difficulties, but the results have yielded highly interesting and prospective rock alteration, indicative of substantial hydrothermal activity and representative of favorable geological conditions for uranium deposition.  The extended cold winter conditions are now in the Company’s favour, and will allow additional drilling on these very significant targets.

Peter. G. Dasler, M.Sc, P.Geo. is the Qualified Person for this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 8th  day of April 2008.